Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

8 September 2017

PRIMA SECURES JAPANESE PATENT GRANT FOR IMP731 ANTIBODY

SYDNEY, AUSTRALIA – Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces the grant of Japanese patent no. 6177735 entitled “Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease” by the Japanese Patent Office.

The patent was filed as a divisional application and is directed to Prima’s IMP731 antibody that was originally developed by Immutep SA, now a wholly owned subsidiary of Prima. The granted claims provide broad protection for the antibody and also use of the antibody in the manufacture of a medicament for treating or preventing organ transplant rejection or treating an autoimmune disease. The patent expiry date is 30 April 2028.

Rights for the development of the IMP731 antibody were granted in December 2010 to GSK who have commenced first-in-human clinical trials of a proprietary antibody (GSK2831781) derived from IMP731.

About IMP731 and GSK2831781

IMP731 and GSK2831781 are designed to specifically deplete potentially pathogenic, recently activated, LAG-3 expressing T cells which are enriched at the disease site in T-cell driven immuno-inflammatory disorders and should spare other T-cells which may be necessary for other functions.

Under the terms of the 2010 agreement between Immutep and GSK, GSK has responsibility for all development costs for GSK2831781. Under the agreement, Prima is entitled to receive payments and milestones totalling up to £64 million and single-digit, tiered royalties if all objectives are achieved.

A Phase 1, first-in-human clinical study of GSK2831781 for the treatment of autoimmune diseases has commenced and further information may be obtained at https://clinicaltrials.gov/ct2/show/NCT02195349.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com